AG SERVICES OF AMERICA, INC.

                            EXHIBIT 99.1

                       FOURTH QUARTER AND YEAR
                      END RESULTS PRESS RELEASE





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


NEWS RELEASE

March 31, 1997            NYSE:  ASV
                          Contact:  Brad Schlotfeldt
                          Phone:  (319) 277-0261
                          Or (800) 395-8505
                          Fax No. (319) 277-0144
                          http://www.agservices.com

AG SERVICES OF AMERICA, INC. ANNOUNCES
RECORD FOURTH QUARTER AND YEAR END RESULTS

        For the year ended February 28, 1997, the Company reported record net revenues and earnings. Net revenues increased 29% to a record $147.6 million up from $114.7 million for the year ended February 28, 1996. Net income for the year ended February 28, 1997 also reached record levels increasing 39% to $4.3 million or $0.90 per share ($0.84 per share fully diluted) from $3.1 million or $0.84 per share ($0.72 per share fully diluted) for the year ended February 28, 1996.

        The Company also reported record fourth quarter net revenues and earnings. Net revenues increased to $20.4 million compared with $14.3 million for the fourth quarter a year ago. The Company reported record net income for the three months ended February 28, 1997 of $305,965 or $0.06 per share (primary and fully diluted) from $87,861 or $0.02 per share (primary and fully diluted) for the same period last year.

        Looking forward, the Company is now well into its sales, marketing and credit approval process for the 1997 spring planting season. We anticipate that demand for the Company's services coupled with the recently announced $135 million securitization program should keep growth and profitibility objectives on target for fiscal 1998.


SAFE HARBOR PROVISION

        This release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially, include the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions; changes in agricultural regulations; and the risks described from time to time in the Company's SEC reports.

        Ag Services of America, Inc. supplies farm inputs including seed, fertilizer, agricultural chemicals, crop insurance, and cash advances for land rent, fuel, and irrigation to farmers primarily in the central United States.

                                    (Unaudited)                     (Unaudited)
                                 Three Months Ended                 Year Ended
                              February 28,    February 28,   February 28,  February 28,
                                  1997          1996             1997        1996
                                     (In thousands except per share amounts)

Net revenues                      $20,407         $14,290      $147,647       $114,686
Income before income taxes           $410             $89        $6,675         $4,863
Net income                           $306             $88        $4,346         $3,133
Earnings per share:
  Primary                           $0.06           $0.02         $0.90          $0.84
  Fully diluted                     $0.06           $0.02         $0.84          $0.72
Weighted average shares:
  Primary                           5,400           3,776         4,820          3,709
  Fully diluted                     5,417           5,300         5,400          5,260
